Exhibit 99.1

Bitauto Announces Third Quarter 2014 Unaudited Financial Results

BEIJING, Nov. 14, 2014 - Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of Internet content and marketing services for China’s fast-growing automotive industry, today announced its unaudited financial results for the third quarter 2014 ended September 30, 20141.

Third Quarter 2014 Highlights

•	Revenue in the third quarter of 2014 was RMB608.0 million (US$99.0 million), a 60.7% increase from the corresponding period in 2013.

•	Gross profit in the third quarter of 2014 was RMB488.2 million (US$79.5 million), a 73.4% increase from the corresponding period in 2013.

•	Operating profit in the third quarter of 2014 was RMB157.2 million (US$25.6 million), a 106.1% increase from the corresponding period in 2013.

•	IFRS profit in the third quarter of 2014 was RMB186.3 million (US$30.4 million), a 157.6% increase from the corresponding period in 2013.

•	Non-GAAP profit in the third quarter of 2014 was RMB143.9 million (US$23.4 million), an 85.3% increase from the corresponding period in 2013.

•	Non-GAAP basic and diluted profit per ADS attributable to ordinary shareholders of the parent in the third quarter of 2014 was RMB3.33 (US$0.54) and RMB3.13 (US$0.51), respectively.

Mr. William Li, chief executive officer and chairman of Bitauto commented, “I am pleased to report that we delivered another quarter of strong top and bottom line results with year-over-year revenue growth of 60.7% and non-GAAP profit growth of 85.3% in the third quarter of 2014. In particular, our bitauto.com advertising and EP platform businesses drove positive results with year-over-year revenue growth of 67.8% and 67.6%, respectively.”

“I’m also pleased to say that in the third quarter of 2014 our EP platform generated over 15.5 million general sales leads for our auto dealer customers with our mobile product offerings becoming an increasingly important generator of sales leads. We continued our efforts in developing new products and services, including huimaiche.com, which continues to receive positive feedback from the market.”

[1]	This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.1380 to US$1.00, the effective noon buying rate as of September 30, 2014 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

“Moving forward, we will remain focused on developing our mobile product and service offerings and executing on our established core growth strategies. First, we will expand the variety of value-added services on the EP platform and to drive forward our pay-for-performance and transaction services and products. Second, we will continue our brand building efforts and in particular, we will work to further enhance Bitauto’s brand recognition. Third, we will continue to invest in our used car business.”

Mr. Andy Zhang, chief financial officer of Bitauto, said, “We continued to see strong growth in our revenue and non-GAAP profit in the third quarter of 2014. We were pleased to expand our operating margin for the quarter to 25.9% from 20.2% in the third quarter of last year. Going forward, our priority remains on further increasing operating efficiency.”

Recent Updates

As of September 30, 2014, the Company had a total of 45,575,745 ordinary shares, with 31,888,244 ADSs issued and outstanding. Each ADS represents one ordinary share of the Company. Basic and diluted per ADS figures for the third quarter of 2014 were calculated using a weighted average of 41,958,470 and 44,634,658 ADSs, respectively.

Third Quarter 2014 Results

Bitauto reported revenue of RMB608.0 million (US$99.0 million) for the third quarter of 2014, including advertising and subscription revenue of RMB537.9 million (US$87.6 million) and agent service revenue2 of RMB70.1 million (US$11.4 million). The increase in revenue was primarily attributable to the growth of the bitauto.com advertising business and the EP platform business.

Cost of revenue for the third quarter of 2014 was RMB119.8 million (US$19.5 million), representing a year-over-year increase of 23.8% from RMB96.8 million (US$15.8 million). Cost of revenue as a percentage of revenue in the third quarter of 2014 was 19.7%, compared to 25.6% in the corresponding period in 2013. The increase in cost of revenue was mainly due to an increase in higher-direct-cost services and an increase in tax and related surcharges in line with revenue growth.

Gross profit for the third quarter of 2014 was RMB488.2 million (US$79.5 million), representing a 73.4% increase from the corresponding period in 2013.

[2]	The agent service revenue is primarily derived from fees received for assisting customers in placing advertisements, organizing promotional activities to promote their products, and from performance–based rebates from the media vendors.

Selling and administrative expenses were RMB292.8 million (US$47.7 million) for the third quarter of 2014, representing an increase of 64.7% from the corresponding period in 2013. This increase was primarily attributable to an increase in expenses relating to the Company’s mobile marketing efforts and navigation and search engine marketing efforts, an increase in selling and administrative headcount, and an increase in employee salaries and benefits.

Product development expenses were RMB38.1 million (US$6.2 million) for the third quarter of 2014, a 39.3% increase from the corresponding period in 2013. The increase was primarily due to an increase in product development headcount and related expenses.

Share-based payment expenses, which were allocated to related operating expense line items, were RMB6.4 million (US$1.0 million) in the third quarter of 2014, compared to RMB5.3 million (US$0.9 million) in the corresponding period in 2013. The increase was mainly due to the granting of restricted share units in 2013.

Operating profit in the third quarter of 2014 was RMB157.2 million (US$25.6 million), representing a 106.1% increase from the corresponding period in 2013. The increase was primarily due to business scalability and an increase in operation efficiency.

Income tax expense in the third quarter of 2014 was RMB28.3 million (US$4.6 million), compared to an income tax expense of RMB6.3 million (US$1.0 million) in the corresponding period in 2013. The increase in income tax expense was mainly attributed to an increase in taxable profit.

IFRS profit in the third quarter of 2014 was RMB186.3 million (US$30.4 million), a 157.6% increase from the corresponding period in 2013. Basic and diluted profit per ADS attributable to ordinary shareholders of the parent, each representing one ordinary share, in the third quarter of 2014 amounted to RMB4.39 (US$0.72) and RMB4.13 (US$0.67), respectively.

Non-GAAP profit in the third quarter of 2014 was RMB143.9 million (US$23.4 million), an 85.3% increase from the corresponding period in 2013. Non-GAAP basic and diluted profit per ADS attributable to ordinary shareholders of the parent in the third quarter of 2014 amounted to RMB3.33 (US$0.54) and RMB3.13 (US$0.51), respectively.

Third Quarter 2014 Business Segment Results

Revenue from the bitauto.com advertising business for the third quarter of 2014 was RMB306.0 million (US$49.9 million), representing a 67.8% increase from the corresponding period in 2013. The increase was attributable to better brand recognition of the bitauto.com website thanks to its leading position as one of the most effective auto vertical destinations in China as well as an increase in advertising spending by automaker customers.

Cost of revenue for the bitauto.com advertising business for the third quarter of 2014 was RMB42.2 million (US$6.9 million), representing a year-over-year increase of 65.6% from RMB25.5 million (US$4.1 million) for the corresponding period in 2013. This was mainly due to an increase in personnel expenses of employees directly engaged in revenue-generating activities and an increase in tax and related surcharges in line with revenue growth. Cost of revenue as a percentage of revenue in the third quarter of 2014 was 13.8%, compared to 14.0% in the corresponding period in 2013.

Gross profit from the bitauto.com advertising business for the third quarter of 2014 was RMB263.9 million (US$43.0 million), representing a 68.2% increase from the corresponding period in 2013.

Operating profit from the bitauto.com advertising business for the third quarter of 2014 was RMB109.6 million (US$17.9 million), representing a 91.6% increase from the corresponding period in 2013. The increase was mainly due to enhanced sales efficiency and scalability of the bitauto.com advertising business.

Revenue from the EP platform business for the third quarter of 2014 was RMB223.7 million (US$36.4 million), representing a 67.6% increase from the corresponding period in 2013. The increase was attributable to an increase in both the number of paid subscribers and months of paid subscription. The Company recorded 47,725 months of paid subscription for the period.

Cost of revenue for the EP platform business for the third quarter of 2014 was RMB35.8 million (US$5.8 million), representing a year-over-year decrease of 3.1% from RMB36.9 million (US$6.0 million) for the corresponding period in 2013. This was mainly due to a decrease in purchases of handheld devices supporting the digital point-of-sales system on behalf of automobile dealer customers, which was partially offset by an increase in higher-direct-cost services, as well as an increase in fees paid to partner websites to distribute dealer customers’ automobile pricing and promotional information. Cost of revenue as a percentage of revenue in the third quarter of 2014 was 16.0%, compared to 27.6% in the corresponding period in 2013.

Gross profit from the EP platform business for the third quarter of 2014 was RMB188.0 million (US$30.6 million), representing a 94.5% increase from the corresponding period in 2013.

Operating profit from the EP platform business for the third quarter of 2014 was RMB52.8 million (US$8.6 million), representing an 80.7% increase from the corresponding period in 2013.

Revenue from the taoche.com business for the third quarter of 2014 was RMB8.1 million (US$1.3 million), representing a 68.4% increase from the corresponding period in 2013.

Cost of revenue for the taoche.com business for the third quarter of 2014 was RMB4.8 million (US$0.8 million), representing a year-over-year decrease of 44.2% from RMB8.5 million (US$1.4 million) for the corresponding period in 2013.

Gross profit from the taoche.com business for the third quarter of 2014 was RMB3.4 million (US$0.6 million), compared to a gross loss of RMB3.7 million (US$0.6 million) in the corresponding period in 2013.

Operating loss from the taoche.com business for the third quarter of 2014 was RMB12.8 million (US$2.1 million), compared to an operating loss of RMB12.2 million (US$2.0 million) in the corresponding period in 2013.

Revenue from the digital marketing solutions business for the third quarter of 2014 was RMB70.1 million (US$11.4 million), representing a 21.9% increase from the corresponding period in 2013, which reflected an increase in the number of advertising customers and an increase in spending on advertising and events by certain customers.

Cost of revenue for the digital marketing solutions business for the third quarter of 2014 was RMB37.1 million (US$6.1 million), representing a year-over-year increase of 43.2% from RMB25.9 million (US$4.2 million) for the corresponding period in 2013. The increase was mainly due to an increase in direct costs for event services.

Gross profit from the digital marketing solutions business for the third quarter of 2014 was RMB33.0 million (US$5.4 million), representing a 4.3% increase from the corresponding period in 2013.

Operating profit from the digital marketing solutions business for the third quarter of 2014 was RMB7.7 million (US$1.3 million), compared to an operating profit of RMB2.1 million (US$0.3 million) in the corresponding period in 2013.

As of September 30, 2014, the Company had cash, cash equivalents and time deposit of RMB1.0 billion (US$165.8 million). Cash used in operating activities, cash used in investing activities such as capital expenditures, and cash from financing activities in the third quarter of 2014 were RMB6.0 million (US$1.0 million), RMB153.8 million (US$25.1 million), and RMB10.3 million (US$1.7 million), respectively.

Gross billings3 in the third quarter of 2014 was RMB871.0 million (US$141.9 million), compared to RMB560.3 million (US$91.3 million) in the corresponding period in 2013.

[3]	For the advertising agent services the Company provides, the Company acts as an agent in placing advertisements on the websites of the media vendors on behalf of the automaker customers. The Company receives fees in the capacity of an agent for assisting automaker customers in placing advertisements on media vendors’ websites, and therefore, records the fees on a net basis in its consolidated financial statements. The net fees recognized from each such transaction amount to a relatively small percentage of the related trade receivables or payables recorded on a gross basis. For the advertising services the Company provides, the Company acts as the principal in the arrangement and records revenues on a gross basis in its consolidated financial statements. Revenues are recognized only after the amount has been contractually agreed with the customers, the advertisements have been published and when the collectability is reasonably assured. For both the advertising agent services and advertising services provided, the Company enters into publishing schedule agreements with its automaker and automobile dealer customers, and related advertising agreements with the media vendors who are then obligated to place the advertisements according to the Company’s customers’ publishing schedule agreements. At such time, the Company records receivables from the customers and, in the same amount, corresponding payables due to the media vendors on a gross basis. Such payments are conducted through the Company. Gross billings include the gross value of advertisements placed by the Company’s customers that correspond to the gross payables recorded due to the media vendors.

Bills receivables, representing short-term notes receivable issued by financial institutions that entitle the Company to receive the full face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance, were RMB61.4 million (US$10.0 million) as of September 30, 2014, compared to RMB69.2 million (US$11.3 million) as of December 31, 2013.

Trade receivables were RMB1.2 billion (US$201.6 million) as of September 30, 2014, compared to RMB656.7 million (US$107.0 million) as of December 31, 2013.

The number of employees totaled 2,719 as of September 30, 2014, representing a 27.1% increase from the same period in 2013. The increase in headcount was due to the year-over-year expansion of the Company’s sales network from 140 to 163 locations and an increase in headcount in our mobile product development team.

Fourth Quarter 2014 Outlook

Bitauto currently expects to generate revenue in the range of RMB720.0 million (US$117.3 million) to RMB740.0 million (US$120.6 million) in the fourth quarter of 2014, representing a 48.9% to 53.0% year-over-year increase. Bitauto currently expects non-GAAP profit attributable to ordinary shareholders of the parent in the range of RMB158.0 million (US$25.7 million) to RMB168.0 million (US$27.4 million) in the fourth quarter of 2014, representing a 52.9% to 62.6% year-over-year increase.

This forecast takes into consideration seasonality factors in Bitauto’s business, and excludes any impact of foreign currency fluctuation. It reflects management’s current and preliminary view, which is subject to change.

Conference Call Information

Bitauto’s management will hold an earnings conference call on November 14, at 7AM U.S. Eastern Time (8PM Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-5071-610 or +1-800-7429-301
Hong Kong:	+852-3051-2792 or 800-906-648

China:	800-8700-210 or 400-1203-170
International:	+61-2-8373-3610
Conference ID:	12206930

A replay of the conference call may be accessed by phone at the following number until November 21, 2014:

US:	+1-855-4525-696
International:	+61-2-8199-0299
Conference ID:	12206930

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. Bitauto manages its businesses in four segments: the bitauto.com advertising business, the EP platform business, the taoche.com business, and the digital marketing solutions business.

The Company’s bitauto.com advertising business offers automakers and dealers a variety of advertising services through its bitauto.com website, which provides consumers with up-to-date new automobile pricing and promotional information, specifications, reviews and consumer feedback. The Company’s EP platform business provides web-based integrated digital marketing and customer relationship management (CRM) applications to new automobile dealers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them effectively market their automobiles to consumers. The Company’s taoche.com business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the taoche.com website and partner websites. The Company provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on its taoche.com website. The Company’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for fourth quarter of 2014 and the quotations from management in this announcement, as well as Bitauto’s strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the Internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

Bitauto’s management supplements the data it receives regarding IFRS profit with non-GAAP profit, which excludes from IFRS profit the charges relating to (i) share-based payments; (ii) amortization of intangible assets resulting from business acquisition; (iii) fair value adjustment of a contingent consideration; (iv) gain from step acquisition arising from revaluation of previously held equity interest; and (v) share of amortization of equity investments’ intangible assets not on their books. This non-GAAP financial measure provides Bitauto’s management with the ability to assess its operating results without considering the impact of non-cash charges resulting from share-based payments and acquisitions. Furthermore, this non-GAAP financial measure eliminates the impact of item(s) that Bitauto does not consider indicative of the performance of its business.

The use of non-GAAP profit has certain limitations. Share-based payments, amortization of intangible assets resulting from business acquisition, fair value adjustment of a contingent consideration, and share of amortization of equity investments’ intangible assets not on their books have been and will continue to be incurred and are not reflected in the presentation of the non-GAAP profit. This non-GAAP financial measure should be considered in addition to results prepared in accordance with IFRS, and should not be considered a substitute for or superior to IFRS results. In addition, non-GAAP profit may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto does.

Reconciliation of this non-GAAP financial measure to the most directly comparable IFRS financial measure is set forth at the end of this release.

For investor and media inquiries, please contact:

China

IR Department

Bitauto Holdings Limited

Tel: +86-10-6849-2145

ir@bitauto.com

Rachael Layfield

Brunswick Group LLP

Tel: +86-10-5960-8600

bitauto@brunswickgroup.com

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of comprehensive income data

	For the Three Months Ended
	September 30, 2013	September 30, 2014
	RMB	RMB
	Unaudited	Unaudited
Revenue	378,214,429	607,953,719
Cost of revenue	(96,777,486)	(119,801,399)

Gross profit	281,436,943	488,152,320

Selling and administrative expenses	(177,778,523)	(292,791,621)
Product development expenses	(27,371,258)	(38,141,163)

Operating profit	76,287,162	157,219,536

Other income	1,737,942	1,373,858
Other expenses	(2,118,780)	(1,290,294)
Interest income	2,426,932	5,103,561
Interest expense	(553,315)	(658,764)
Share of profits/(loss) of associates and joint ventures	827,700	(678,327)
Gain from step acquisition arising from revaluation of previously held equity interest	—	53,581,440

Profit before tax	78,607,641	214,651,010

Income tax expense	(6,282,922)	(28,328,602)

Profit for the period	72,324,719	186,322,408

Total comprehensive income for the period	65,817,208	187,353,159

Profit for the period attributable to ordinary shareholders of the parent	72,324,719	184,187,280

Total comprehensive profit for the period attributable to ordinary shareholders of the parent	65,817,208	185,218,031

Other financial data (unaudited)
Non-GAAP profit for the period	77,670,039	143,925,914

Reconciliation of IFRS profit to non-GAAP profit

	For the Three Months Ended
	September 30, 2013	September 30, 2014
	RMB	RMB
	Unaudited	Unaudited
Profit for the period	72,324,719	186,322,408
Share-based payments	5,345,320	6,413,328
Amortization of intangible assets resulting from business acquisition	—	3,951,504
Fair value adjustment of a contingent consideration	—	654,098
Gain from step acquisition arising from revaluation of previously held equity interest	—	(53,581,440)
Share of amortization of equity investments’ intangible assets not on their books	—	166,016

Non-GAAP profit for the period	77,670,039	143,925,914

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of financial position data

	December 31, 2013	September 30, 2014
	RMB	RMB
	Audited	Unaudited
Assets
Trade receivables	656,654,578	1,237,604,017
Bills receivables	69,183,900	61,350,634
Time deposit	—	61,525,000
Cash and cash equivalents	1,101,660,090	956,310,864
Other current assets	80,791,589	239,567,934
Non-current assets	213,810,591	498,366,132

Total assets	2,122,100,748	3,054,724,581

Liabilities
Trade payables	232,533,524	532,942,175
Other current liabilities	408,685,322	556,875,638
Non-current liabilities	5,033,021	42,553,641

Total liabilities	646,251,867	1,132,371,454

Total equity	1,475,848,881	1,922,353,127

Total liabilities and equity	2,122,100,748	3,054,724,581

Operating segment information

	For the Three Months Ended
	September 30, 2013	% of Revenue	September 30, 2014	% of Revenue	% Change
	RMB000s		RMB000s
	Unaudited		Unaudited

bitauto.com advertising business
- Revenue	182,362		306,020		67.8%
- Gross profit	156,905	86.0%	263,856	86.2%	68.2%
- Operating profit	57,174	31.4%	109,567	35.8%	91.6%

EP platform business
- Revenue	133,509		223,722		67.6%
- Gross profit	96,628	72.4%	187,969	84.0%	94.5%
- Operating profit	29,220	21.9%	52,806	23.6%	80.7%

taoche.com business
- Revenue	4,826		8,126		68.4%
- Gross (loss)/profit	(3,684)	(76.3%)	3,375	41.5%	(191.6%)
- Operating loss	(12,202)	(252.8%)	(12,841)	(158.0%)	5.2%

Digital marketing solutions business
- Revenue	57,517		70,086		21.9%
- Gross profit	31,588	54.9%	32,952	47.0%	4.3%
- Operating profit	2,095	3.6%	7,687	11.0%	266.9%